news release

ArcelorMittal subsidiary issues a $750m privately placed mandatory convertible bond

Luxembourg, 29 December 2009 - ArcelorMittal announces the issuance on 28 December via a wholly-owned Luxembourg subsidiary of a $750m bond mandatorily convertible into preferred shares of such subsidiary.

The bond was placed privately with a Luxembourg affiliate of Calyon and will not be listed. The bond will have a maturity of 17 months and ArcelorMittal will be entitled to call it in the year prior to maturity.

The subsidiary will invest the proceeds of the bond issuance and an equity contribution by ArcelorMittal in notes linked to shares of the listed companies Eregli Demir Ve Celik Fab. T. AS ("Erdemir") of Turkey and Macarthur Coal Limited of Australia, both of which are held by ArcelorMittal subsidiaries. The subsidiary may also, in agreement with Calyon, invest in other financial instruments.

ArcelorMittal has no intention to sell its shares in Erdemir or Macarthur. In ArcelorMittal's consolidated financial statements, the mandatory convertible bond is expected to be recorded as minority interest (in the amount of approximately $696m) and debt (in the amount of approximately $54m).